  EXHIBIT 99.1

2-1250 Waverley Street

Winnipeg, Manitoba, Canada R3T 6C6

Phone: 204-487-7412

Fax: 204-488-9823

MEDICURE TO PRESENT FINANCIAL RESULTS ON AUGUST 21, 2025 CALL at 8:30 AM ET FOR QUARTER ENDED JUNE 30, 2025

WINNIPEG, CANADA – (August 18, 2025) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, will present Financial Results for the quarter ended June 30, 2025 via conference call on August 21, 2025 at 8:30 am Eastern Time. The Financials for the quarter ended June 30, 2025 will be filed after market close on August 20, 2025.

Conference Call Info:

Topic:  Medicure's Q2 2025 Results

Call date:  Thursday, August 21, 2025

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International:  1 (973) 528-0011

Participant Access Code: 850331

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster4.com/Webcast/Page/2965/52887

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. Medicure also operates Gateway Medical Pharmacy (“Gateway”), located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services. Medicure also operates West Olympia Pharmacy (“West Olympia”), located in Olympia, Washington in a medical office complex near multiple clinics. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

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To be added to Medicure’s e-mail list, please visit:

http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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